Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a‑12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0‑10967)

The following excerpts relating to the pending acquisition of Bridgeview Bancorp, Inc. (“Bridgeview”) by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on January 23, 2019 in connection with First Midwest’s announcement of its financial results for the quarter and year ended December 31, 2018.

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

Importantly, we took a number of steps to continue to build for our future, executing throughout the year on a number of our strategic priorities that included our continued focus on targeted business acquisitions that met our criteria and what we felt to be strategically accretive as well as our Delivering Excellence and technology initiatives. In the fourth quarter, we completed the acquisition and integration of Northern States as well as announced our pending acquisitions of Northern Oak Wealth Management, which closed actually last week, and Bridgeview Bank, which is expected to close some time in the second quarter. Collectively, these will add almost $1.8 billion in assets, $1.6 billion in deposits, $1.1 billion in loans and some $800 million in assets under management.

. . .

Finally, our balance sheet remains in good shape and is overall very strong. Our loan-to-deposit levels stand at 95%, about the same level as last year and certainly will benefit from Bridgeview, giving us additional room for overall earning asset growth.

. . .

Mark G. Sander – First Midwest Bancorp, Inc. – President & COO

. . . I should note here that this loan guidance, like all the comments that Pat and I will make today, is exclusive of Bridgeview, which is expected to close in the second quarter. We have provided the additional impacts that we expect Bridgeview to have on our 2019 results separately on each of our presentation slides.

. . .

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

So, turning to Slide 12. There’s a recap on the details of the acquisition of Bridgeview that we recently announced and which as Mark said is expected to close early in the second quarter of 2019.

As a reminder, the transaction is expected to generate around $0.11 of EPS in its first full year, 2020, with approximately 3/4 of that recognized in 2019, assuming an early second quarter close. The economics of the transaction remain favorable with a relatively quick tangible book value earn-back of approximately three years.

. . .

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

As we look forward to the new year, we’re excited. Yes. We’re entering the new year with a strong balance sheet. We’ve got a strong and engaged team and good underlying business momentum. Bridgeview and Northern States will further set us apart as a market leader here in Chicago, providing our clients with access to one of the area’s largest networks. And we’re very excited to welcome our newest colleagues to the First Midwest team.

. . .

Michael M. Young – SunTrust Robinson Humphrey, Inc.

Pat, just wanted to quickly clarify some of the outlook items as it pertains to Bridgeview. The percentages in dollar amounts that adds this year, is that based on the early 2Q close and so it’s the impact for the full year, not an annualized impact?

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

Yes, that’s correct. We’re kind of hedging a little bit because they haven’t finalized – we haven’t finalized – purchase accounting. There’s some uncertainty around actual closing date with the Federal Register not working at full capacity. And so we’re still assuming an early 2Q.

Michael M. Young – SunTrust Robinson Humphrey, Inc.

Okay. But it’s the impact for full year 2019?

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

Correct.

. . .

Christopher E. McGratty – Keefe, Bruyette, & Woods, Inc.

Pat, I want to start on the expenses. Just wanted to make sure I got the expenses right. So, the $98 million annualized and then 3% inflation gets you about $404 [million]. And then the $16 [million] from Bridgeview, I assume that’s 3/4 but net of whatever savings you would get this year. So, in other words, $420 [million] is kind of the expense number fully loaded for 2019 is what you’re saying?

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

Yes, I think that’s right.

. . .

Bradley J. Milsaps – Sandler O’Neill + Partners, L.P.

Okay. And then just one final follow-up maybe for Pat. I know part of the Bridgeview deal was they were going to divest of their mortgage subsidiary. Has that been completed? Yes, I know that was like you were hoping to accomplish before closing.

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

It has. And it’ll be – it’s either completely done or it will be in the next week or two.

. . .

Nathan J. Race – Piper Jaffray Companies

Just one housekeeping question on Bridgeview. I know you guys are still working through the various items to get that deal closed. But do you guys have a timing in mind for the conversion of their systems? Just trying to get a sense of when those cost saves should [come] over.

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

Nate, this is Mike. I can help you in here. It will likely be in the second quarter is what we’re anticipating. It’s really a function of timing of the approval process and just the flow-through itself.

Nathan J. Race – Piper Jaffray Companies

Okay, got it. And then just kind of thinking about the balance sheet dynamics post the close of Bridgeview. Could you guys kind of help with the size of the securities portfolio and if we should kind of factor in any type of run-off or attrition with Bridgeview post close . . . ? Both on the securities book and then just also on loans and deposits.

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

I would say we generally initially try very hard to hold balances, loans and deposits, understanding there’s just the natural bias in the short term towards attrition. On the investment portfolio, that would likely remain similar in size, but over time recycle a little bit as to character just to conform with the duration and asset types that we prefer.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

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Forward-Looking Statements

This document, as well as any oral statements made by or on behalf of First Midwest, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “outlook,” “predict,” “project,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date hereof, and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Bridgeview might not be realized within the expected timeframes or might be less than projected, the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Bridgeview’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Bridgeview operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10‑K for the year ended December 31, 2017, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could adversely impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Bridgeview.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of First Midwest and Bridgeview, First Midwest will file a registration statement on Form S‑4 with the SEC.  The registration statement will include a proxy statement of Bridgeview, which also will constitute a prospectus of First Midwest, that will be sent to Bridgeview stockholders.  Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Bridgeview and the proposed transaction.  When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831‑7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: William L. Conaghan, President and Chief Executive Officer, 4753 North Broadway,  Chicago, Illinois 60640 or by calling (773) 989‑5728.

Participants in this Transaction

First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest’s annual report on Form 10‑K for the year ended December 31, 2017 filed with the SEC on February 28, 2018.  The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.